40-33



Branch 18
811-01474
(Invesco Dynamics Fund)

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



05003074

January 13, 2005



VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), A I M Management Group Inc. and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-011305SEC.doc
011305 (1) vtt

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, A I M Management Group Inc. and the following persons, a copy of a **The Berdat Plaintiffs' Request for a Hearing and Oral Argument on the Beasley Plaintiffs' Motion for Consolidation Amended Motion for Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*, *Richard Tim Boyce v. A I M Management Group Inc., et al.*, and *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund

AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund

INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

Dated this 12th day of January, 2005.

Respectfully submitted,



Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center
909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facisimile

ATTORNEYS FOR *BERDAT* AND *PAPIA* PLAINTIFFS

OF COUNSEL

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat* and *Papia* Plaintiffs



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
JAN 2 1 2005
WASH. D.C.
202
SECTION

January 13, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of a **Class Action Complaint** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Hogan v AIM\Corr\L-011305SEC.doc
011305 (1) vtt

ORIGINAL

2149

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS

AVO HOGAN and JULIAN W. MEADOWS, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BOB R. BAKER, FRANK S. BAYLEY, JAMES T. BUNCH, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, ROBERT H. GRAHAM, GERALD J. LEWIS, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, LARRY SOLL, PH.D., MARK H. WILLIAMSON, AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT, INC., INVESCO INSTITUTIONAL (N.A.), INC., and JOHN DOES NO. 1 through 100, Defendants. JURY TRIAL DEMANDED	§ §	U.S. DISTRICT COURT NORTHERN DISTRICT OF TEXAS FILED JAN 11 2005 CLERK, U.S. DISTRICT COURT By ________ Deputy Case No. 3:05CV73P CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the AIM Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Avo Hogan, Julian W. Meadows, and Frank Polivka file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*,

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, and the date of the cessation of the unlawful activities detailed herein.

12. Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Robert H. Graham, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, Larry Soll, Ph.D., and Mark H. Williamson are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant AIM Advisors, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the AIM Family of Funds. AIM Advisors, Inc. has approximately $68 billion in assets under management in total. AIM Advisors, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046.

B. Defendant AIM Advisors, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the AIM Family of Funds.AIM Capital Management, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046.

C. Defendant INVESCO Institutional (N.A.), Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the AIM Family of Funds. INVESCO Institutional (N.A.), Inc. is located at One Midtown Plaza, 1360 Peachtree St, N.E. #100, Atlanta, Georgia, 30309. Collectively, AIM Advisors, Inc., AIM Advisors, Inc., and INVESCO Institutional (N.A.), Inc. shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of

individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the AIM Family of Funds held assets of approximately $68 billion. Approximately 60 of the 70 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the AIM Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003

Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001

In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com. Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003

In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002

In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Texas Bank & Trust v. Moore*, 595 S.W.2d 502, 508 (1980). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple

task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I -
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 11, 2005

RESPECTFULLY SUBMITTED,



Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave., Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

and

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr., Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

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